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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	William F. Barron* Bonnie Chan* Karen Chan † Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

August 20, 2019

Re:	Youdao, Inc. (CIK: 0001781753)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on July 11, 2019

Confidential

Mr. Joshua Shainess

Ms. Kathleen Krebs

Mr. Joseph Cascarano

Mr. Robert S. Littlepage

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Shainess, Ms. Krebs, Mr. Cascarano and Mr. Littlepage:

On behalf of Youdao, Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 6, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 11, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

August 20, 2019

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

In addition to revising the disclosures, the Company has also included its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2019 and comparable financial information for the same period in 2018, as well as certain other data and information to reflect recent developments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

*        *        *         *

Draft Registration Statement on Form F-1

Prospectus Summary

Our Business, page 1

1.

We note your disclosure that “Youdao was founded in 2006 as part of NetEase” and that Youdao has operated “for over a decade.” Clarify and prominently disclose that the company conducting this offering has a limited operating history on a consolidated basis and was recently formed following a series of transactions initiated by your controlling shareholder, NetEase. Disclose that you will continue to be controlled by NetEase following the offering.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 17 of the Revised Draft Registration Statement to clarify that it has a limited history in operating on a consolidated basis and, particularly, operating certain of its products and services, and that it is expected to be controlled by NetEase following this offering.

2.

Define and include a brief description of how you measure MAUs upon first use. Additionally, disclose that MAUs are derived from both of your reportable segments. Discuss the possible variance in the value of each user given how you define the metric. For example, disclose that certain MAUs could be one-time users who access your dictionary application as opposed to a frequent user who is taking one of your courses.

In response to the Staff’s comment, the Company respectfully submits that it has previously disclosed how it measures MAUs in the Draft Registration Statement; see page 9 of the Revised Draft Registration Statement. The Company has added a cross reference to such disclosures upon the first use of MAUs on page 1 of the Revised Draft Registration Statement. The Company has also revised the disclosures on page 38 of the Revised Draft Registration Statement to clarify that there may be variation in the degree to which MAU is a relevant metric in measuring user engagement from one product or service to another, due to the different nature and engagement patterns of our various products and services.

August 20, 2019

The Company further respectfully submits that although there may be variation in the degree to which MAU is a relevant metric in measuring user engagement from one product or service to another, the Company still views the average total MAUs of its platform as a whole to be a meaningful metric given the Company’s holistic approach to developing learning services and products and to enhancing the synergies amongst such products and services.

The Company respectfully submits, and has revised page 9 of the Revised Draft Registration Statement to clarify, that it generates MAUs from users of the various products and services (except for smart devices) of its learning services and products segment, and that it measures MAUs as an indicator of the size of the user base and level of user engagement of such products and services. The Company respectfully submits that with respect to its online course businesses, it also supplements MAUs with gross billings and paid student enrollments of Youdao Premium Courses to measure the added value coming from its students. The Company respectfully advises the Staff that it does not generate MAUs from its online marketing services segment but nonetheless tracks average total MAUs as an indirect performance metric for its online marketing services segment as it considers average total MAUs to be a driving factor for the attractiveness of its online marketing services to advertisers.

Our History and Corporate Structure, page 4

3.

Please reconcile your disclosure on page 4 that you launched Youdao Premium Courses in 2014 with the disclosure in the first risk factor on page 16 that you began to offer Youdao Premium Courses recently in 2016.

The Company respectfully advises the Staff that it began offering online courses in 2014 under the brand name of Youdao Classroom, which was subsequently rebranded as Youdao Premium Courses in 2016. The Company has revised the disclosures on pages 4, 17 and 74 of the Revised Draft Registration Statement to clarify this.

August 20, 2019

4.

Where you discuss the restrictions imposed by PRC law on foreign ownership of companies engaged in certain services, also disclose that as a result of these restrictions you do not directly own any substantive operations in China. Highlight that if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control, and if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results. State the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary from your VIEs. Confirm that you do not have unfettered access to your PRC subsidiary’s and VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

In response to the Staff’s comment, the Company has revised the disclosures in the Revised Draft Registration Statement or provided an explanation if the Company has not so revised the Revised Draft Registration Statement. The relevant portion of the Staff’s comment is repeated below in italics, followed by the Company’s response:

Where you discuss the restrictions imposed by PRC law on foreign ownership of companies engaged in certain services, also disclose that as a result of these restrictions you do not directly own any substantive operations in China.

•

The Company respectfully submits that although it conducts a substantial portion of its businesses in the PRC through Youdao Computer, one of its VIEs, due to the restrictions under PRC law on foreign ownership of companies that engage in certain services, it also owns and operates certain businesses that are not subject to the foregoing restrictions through its wholly-owned subsidiaries in the PRC. The Company has revised the disclosures on pages 1 and 76 of the Revised Draft Registration Statement to state that it conducts a significant portion of its businesses in the PRC through Youdao Computer.

Highlight that if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control, and if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results.

•	The Company has added disclosures on pages 42, 43, 76 and 77 of the Revised Draft Registration Statement to address these risks.

State the percentage of revenues in your consolidated financial statements that are derived from your VIEs.

•

The Company has added disclosures on page 108 of the Revised Draft Registration Statement to disclose the percentages of revenues in its consolidated financial statements that are attributable to its VIEs.

August 20, 2019

Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary from your VIEs.

•

The Company has added disclosures on pages 46 and 108 of the Revised Draft Registration Statement to state that its reliance on the dividends and other distributions paid by its PRC subsidiaries depends on the service fees they receive from its VIEs.

Confirm that you do not have unfettered access to your PRC subsidiary’s and VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

•

The Company respectfully submits that it has previously disclosed in the Draft Registration Statement the limitations on the ability of its PRC subsidiaries to make dividend payments and other distributions to it due to (i) PRC legal restrictions on the payment of dividends by PRC companies; and (ii) foreign exchange control restrictions under PRC law, among others, which prevent it from having unfettered access to its PRC subsidiaries’ and VIEs’ revenues; see pages 46, 49 and 50 of the Revised Draft Registration Statement. The Company has also revised the disclosures on page 46 of the Revised Draft Registration Statement to further elaborate on foreign exchange control restrictions under PRC law.

Additionally, the Company has revised the disclosures on pages 46 and 108 of the Revised Draft Registration Statement to state that its access to its VIEs’ revenues is limited since it does not have direct ownership in such VIEs and has to rely on the payment of service fees from the VIEs pursuant to certain contractual arrangements entered into pursuant to restrictions under PRC law on foreign investment.

5.

Please include the beneficial ownership and voting power to be held by NetEase in the chart showing your anticipated post-offering ownership structure. Also enlarge the chart and accompanying text so that each is fully legible. Furthermore, revise footnotes (5) and (6) to the chart to disclose that Mr. William Lei Ding is the Chief Executive Officer, a director and the major shareholder of NetEase.

The Company respectfully advises the Staff that the corporate chart showing its anticipated post-offering ownership structure is intended to show, among others, whether a principal shareholder of the Company will be a holder of any high-vote shares following this offering. The Company further advises the Staff that currently it is still in the process of finalizing its post-IPO voting structure. Whether NetEase will hold any high-vote shares upon the completion of this offering remains subject to the approval by the board of directors and the existing shareholders of the Company. The Company respectfully undertakes to the Staff that it will update the corporate chart to include the beneficial ownership and voting power to be held by NetEase when the principal terms of its post-IPO voting structure are approved by its board of directors and existing shareholders.

August 20, 2019

The Company has enlarged the chart and the accompanying text to make each fully legible and has revised footnotes (5) and (6) to the charts and to disclose that Mr. William Lei Ding’s roles in NetEase on pages 6, 7, 75 and 76 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

We have a limited history in operating certain of our products and services, which makes it difficult to evaluate our future prospects..., page 16

6.

Highlight with greater specificity the challenges associated with your limited operating history and ongoing integration of recent acquisitions. Discuss the risks inherent in investing in a company that has not previously operated as a stand-alone consolidated entity.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 17 and 18 of the Revised Draft Registration Statement to further highlight the risks associated with its limited history in operating as a stand-alone consolidated entity and the ongoing integration of recently acquired assets.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, page 19

7.	Revise the title of this risk factor to indicate that you do not comply with certain PRC regulatory requirements regarding online private education.

In response to the Staff’s comment, the Company has revised the title of this Risk Factor on page 20 of the Revised Draft Registration Statement.

8.

You disclose that Youdao Computer and certain operating subsidiaries do not include “training” in their authorized scope of business as they do not hold a private school operating permit. As Youdao Computer provides online learning services, disclose the scope of its business license and the business licenses of the operating subsidiaries that provide learning services, and explain how the business scopes would cover the learning services each provides.

In response to the Staff’s comment, the Company has revised the disclosures on page 21 of the Revised Draft Registration Statement to further elaborate on Youdao Computer’s permitted scope of business as set forth in its business license.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies...may delay us from using the proceeds..., page 44

9.

You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC subsidiary through loans or capital contributions (e.g., your PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital). Quantify here and where applicable in the prospectus the extent to which you may make loans or capital contributions to your PRC subsidiaries based upon the applicable PRC restrictions.

In response to the Staff’s comment, the Company has revised the disclosures on pages 47, 48 and 66 of the Revised Draft Registration Statement to quantify the extent to which it may make loans or capital contributions to its PRC subsidiaries subject to the applicable PRC restrictions.

August 20, 2019

Risks Related to the ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for our ADSs may fluctuate significantly, page 51

10.

Address the risks that the company’s dual-class share structure with differing voting rights may render its shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

In response to the Staff’s comment, the Company has revised the disclosures on page 55 of the Revised Draft Registration Statement. The Company intends to further update the relevant disclosures on its post-IPO voting structure once finalized.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited..., page 54

11.

Revise your disclosure under this risk factor to address whether a controlling shareholder owes fiduciary duties to a company and its minority shareholders under Cayman Islands law. Discuss how any fiduciary duties owed by a controlling shareholder may differ under Cayman Islands law from U.S. corporate law and how that might affect the ability of minority shareholders or the company to protect their respective interests.

In response to the Staff’s comment, the Company has revised the disclosures on pages 58, 59 and 178 of the Revised Draft Registration Statement to summarize the relevant Cayman Islands laws in comparison with the relevant U.S. corporate law, as well as the associated risks applicable to the minority shareholders of the Company.

Use of Proceeds, page 62

12.

In light of the statutory limits and required regulatory approvals with respect to your ability to make loans and capital contributions to your PRC subsidiaries and VIEs, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries following this offering. Discuss any specific regulatory approvals you expect to seek and/or receive in connection with allocating the net proceeds of this offering and address how long it will take to receive these approvals. Also disclose, if true, that you expect the IPO proceeds to be used in the PRC in the form of RMB and, therefore, your VIEs will need to convert any capital contributions or loans from U.S. dollars to RMB.

In response to the Staff’s comment, the Company has revised the disclosures on pages 47, 48, 66, 156 and 157 of the Revised Draft Registration Statement.

August 20, 2019

Contractual Arrangements with Our VIEs and Their Respective Shareholders, page 72

13.

We understand that you operate your value-added telecommunications services in China through Youdao Computer, one of your VIEs, due to restrictions imposed by PRC laws on foreign ownership of certain companies. We note that your other VIE, Linjiedian Education, currently does not operate any substantial business or hold any material assets. It is unclear why Linjiedian Education was set up as a VIE and why your wholly owned subsidiary (Youdao Information) entered into a series of contractual arrangements with Linjiedian Education. Explain your intentions for Linjiedian Education.

The Company respectfully submits that Linjiedian Education was established as a VIE primarily with a view to undertake future businesses that may be subject to foreign investment restrictions under PRC law. The Company has revised the disclosures on pages 5, 74 and 75 of the Revised Draft Registration Statement to discuss the purpose of such VIE.

Business Cooperation Agreements, page 75

14.	Describe the purpose and material terms of each of the business cooperation agreements.

The Company respectfully submits that it is currently in the process of finalizing the business cooperation agreements with NetEase. The Company intends to update the relevant disclosure to summarize the purpose and material terms of such agreements and file the final forms of such agreements in future amendments to the Draft Registration Statement.

Our Relationship with NetEase, page 75

15.

Discuss whether management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and NetEase. For example, disclose whether directors who owe fiduciary duties to both the company and NetEase will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.

The Company respectfully submits that it is currently in the process of finalizing its post-IPO corporate governance structure, which, once finalized, will provide for protections against conflicts of interest that may arise between itself and NetEase. The Company intends to update the relevant disclosure to summarize the key terms of such arrangements in future amendments to the Draft Registration Statement.

August 20, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 78

16.	Given your history of net losses for the two most recent fiscal years, please address management’s plan for profitability.

In response to the Staff’s comment, the Company has revised the disclosures on page 84 of the Revised Draft Registration Statement to discuss the management’s strategies to achieve profitability and highlight the relevant drivers affecting its ability to achieve profitability in the future.

Our ability to increase our paid student enrollments, page 79

17.

We note your disclosure regarding the increase in paid student enrollments from 2017 to 2018 and that this is affected by the size of your student base and your ability to convert users and students of your free or low-price courses into paid student enrollments. To better understand this key performance indicator, please discuss trends in the factors that influence your ability to increase paid student enrollments. For example, disclose the number of courses that are free and low-priced compared to the number of courses that have paid student enrollments for each type of online course offering: (i) Youdao Premium Courses; (ii) NetEase Cloud Classroom; and (iii) China University MOOC. In addition, discuss how student enrollments have increased, but your ratio of paid student enrollments has decreased. We refer to the disclosure on page 119 of the increase in student enrollments versus the increase in paid student enrollments in your Youdao Premium Courses for 2017 and 2018.

In response to the Staff’s comment, the Company has revised the disclosures on pages 85 and 86 of the Revised Draft Registration Statement to discuss the factors affecting its paid student enrollments and to explain the decrease in paid student enrollments as percentages of total student enrollments from the six months ended June 30, 2018 to the six months ended June 30, 2019 and from 2017 to 2018.

Our ability to broaden monetization channels, page 80

18.

You explain that your future prospects and revenue growth depend in part on your ability to monetize your user base, content, and technologies in new ways. Explain with specificity how you intend to further diversify your solutions and monetization channels accordingly.

In response to the Staff’s comment, the Company has revised the disclosures on page 86 of the Revised Draft Registration Statement to further elaborate on its key monetization strategies in the future.

Our ability to manage our costs and expenses effectively, page 80

19.

We note your disclosure that you believe you will be able to achieve operational synergies as you integrate the May 2019 acquisitions of NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group due to these businesses benefiting from your experience and expertise in this area. Since both you and these businesses have been and continue to be controlled by NetEase, please clarify why the acquired businesses did not already benefit from this experience and expertise.

The Company respectfully submits that although both its existing businesses and the acquired assets had been controlled by NetEase prior to the acquisition of such assets, they were operated by different entities and business units that were operating independently from one another, with allocation of resources determined by the leaders of different entities and business units. As a result, the acquired businesses had not benefited from any material synergies or cost savings prior to the acquisition by the Company.

August 20, 2019

Results of Operations, page 91

20.

As you disclose management reviews Average Total MAUs as a key performance metric, you should include a discussion of the metric for each period presented. Additionally, please disclose whether management uses any key performance metrics for your online marketing services segment. In that respect, we note that for the year ended December 31, 2017, you generated the majority of your net revenues from this segment.

In response to the Staff’s comment, the Company has revised the disclosures on page 84 of the Revised Draft Registration Statement to discuss the increase in its average total MAUs from approximately 73.7 million in 2017 to 96.4 million 2018 and from 93.1 million in the first half of 2018 to 105.0 million in the first half of 2019. The Company has also revised the disclosures on page 88 of the Revised Draft Registration Statement that it uses the number of performance-based advertisers as a key performance metric for its online marketing services segment given that the revenues generated from performance-based advertising services have historically accounted for a vast majority of its online marketing and that it also monitors average total MAUs as an indirect performance metric for its online marketing services segment as it considers average total MAUs a driving factor for the attractiveness of its online marketing services to advertisers.

Net revenues, page 91

21.	Please expand the discussion of changes in net revenues from period to period by quantifying the impact of the increase in tuition fees.

The Company respectfully submits that on pages 99 and 102 of the Revised Draft Registration Statement, it has revised the disclosures to state that its net revenues generated from online courses increased from the six months ended June 30, 2018 to the same period of 2019 and from 2017 to 2018, partly due to increased contribution to its course mix from courses with a relatively higher “gross billings per paid student enrollment” and has added disclosures to quantify the changes in gross billings per paid student enrollment of Youdao Premium Courses over these periods.

August 20, 2019

Cost of revenues, page 92

22.

For period to period changes in costs associated with learning services and products, please tell us what consideration you gave to quantifying and discussing the increases in faculty members and related salaries and benefits, as well as any increases in the cost of course materials, etc. In regard to online marketing services costs, please consider quantifying and explaining increases in traffic acquisition costs and payroll-related expenses.

In response to the Staff’s comment, the Company has revised the disclosures on pages 100, 102 and 103 of the Revised Draft Registration Statement.

Holding Company Structure, page 98

23.

Disclose that the payment of dividends to you by your PRC subsidiaries depends on service fees paid to your PRC subsidiaries by your VIEs in China. Disclose the amount of services fees paid to your PRC subsidiaries from your VIEs in the last two fiscal years. Disclose whether you expect these levels to continue in the future.

In response to the Staff’s comment, the Company has revised the disclosures on pages 46 and 108 of the Revised Draft Registration Statement to disclose that the payment of dividends made by its PRC subsidiaries to the Company depends on the service fees paid to its PRC subsidiaries by its VIEs in China, and on page 108 of the Revised Draft Registration Statement to additionally disclose the amount of services fees paid by the applicable VIEs to its PRC subsidiaries in 2017 and 2018 and for the six months ended June 30, 2019 and the expected trend of such services fees.

Description of Share Capital

Ordinary Shares, page 159

24.

You disclose that upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. Explain the meaning of “affiliate” for purposes of this provision and describe any exceptions to the automatic conversion.

The Company respectfully submits that it is currently in the process of finalizing its post-IPO voting structure which is expected to take effect immediately prior to the completion of this offering. The Company intends to update the relevant disclosure (including the definition of “affiliate” for the purpose of transfer of its Class B ordinary shares) once the post-IPO voting structure is finalized.

Financial Statements

Consolidated Balance Sheets, page F-3

25.

Please give pro forma effect to the automatic conversion of your Series A convertible redeemable preferred shares into ordinary shares, in a separate column presented alongside your most recent historic balance sheet.

In response to the Staff’s comment, the Company has provided the pro forma balance sheet alongside the Company’s most recent balance sheet as of June 30, 2019.

August 20, 2019

Consolidated Statements of Operations and Comprehensive Loss, page F-5

26.

We note you generate revenue from learning services and products. Please separately state on the face of your income statement revenues from tangible products and revenues from services, pursuant to 5-03(b)1 of Regulation S-X, or advise us.

The Company acknowledges the Staff’s comment and assessed the guidance within Rule 5-03(b)1 of Regulation S-X. The guidance states that if income is derived from net sales and gross revenues from more than one of the sub-captions described below, each class that is not more than 10 percent of the sum of the items may be combined with another class:

(a) Net sales of tangible products;

(b) Operating revenues of public utilities or others;

(c) Income from rentals;

(d) Revenues from services; and

(e) Other revenues.

The Company respectfully advises the Staff that the Company’s revenues from tangible products consist of revenues from smart devices, which were below 10% in its total revenues for the years ended December 31, 2017 and 2018, as well as for the six months ended June 30, 2018 and 2019 and therefore, separate disclosure is not considered necessary. In the event the Company’s revenues from tangible products represent more than 10% of its total revenues in future periods, it will present such revenues separately as required by Rule 5-03 of Regulation S-X.

27.	Please state separately the amount of cost of tangible goods sold and the amount of cost of services, pursuant to 5-03(b)2 of Regulation S-X, or advise us.

The Company acknowledges the Staff’s comment and assessed the guidance within Rule 5-03(b)2 of Regulation S-X. The Company respectfully advises the Staff that the its cost of tangible goods sold were below 10% for the years ended December 31, 2017 and 2018 and for the six months ended June 30, 2018 and 2019.

Note 1. Operations and Reorganization

(b) VIE arrangements, page F-11

28.

We note your disclosure of the contractual agreements that provide the Company with effective control over the VIEs, presumably enabling the company to have power to direct the activities that most significantly affects the economic performance of the VIEs. Please clarify how the contractual agreements convey power to direct the activities of the VIEs and what those powers entail.

In response to the Staff’s comment, the Company has revised the disclosures on page F-14 to include the following statement: “In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company was considered as ultimate primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.”

August 20, 2019

29.

We note that the Cooperation Agreement between Youdao Information and Youdao Computer provides that the VIE share “a portion of its monthly income” with the WFOE. Please describe in greater detail and clarify how the operating and cooperation agreements convey substantially all of the economic benefits to the company. For example, explain whether the agreements provide that the VIEs pay annual service fees to the WFOE in an amount that is equivalent to all of their net income.

In response to the Staff’s comment, the Company has revised the disclosures on page F-13 to include the following statement: “Youdao Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in Cooperation Agreement, the amount of which shall be determined according to the Cooperation Agreement, to the extent permitted by applicable PRC laws as proposed by the Youdao Information, resulting in a transfer of substantially all of the profits from the VIE to the Youdao Information. The VIE has incurred RMB233.7 million and RMB395.2 million service fee to Youdao Information for the years ended December 31, 2017 and 2018, respectively.”

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-20

30.

We note that the learning periods of your Youdao Premium Courses generally range from one month to 12 months. Please disclose the typical or average duration of learning periods for live streaming and pre-recorded courses over which you ratably recognize revenue.

In response to the Staff’s comment, the Company has revised the disclosures on page F-21 to include the following statement: “The estimated weighted average duration of learning periods for live streaming courses and pre-recorded courses are approximately seven months and nine months, respectively.”

August 20, 2019

31.

We note your representation that the company is the “primary obligor” in your arrangements with advertising customers. We also note you rely on and make payments to operators of third-party internet properties to implement your performance obligations. Please provide us your analysis regarding whether you are the principal or an agent in your arrangements with customers, where you rely on third party implementation partners. We refer you to ASC 606-10-55-36 through 55-40 and 50-12(c).

The Company respectfully advises the Staff that apart from selling its own advertising inventory, the Company is also cooperating with third-party websites and mobile apps (the “Web Partners”), to display promotional links of the Company’s advertisers on the Web Partners’ Internet properties so as to expand distribution of advertisers’ promotional links and advertisements.

In its ordinary course of business, the Company signs exclusive agreements with its Web Partners and gets exclusive rights to sell certain advertising spaces of the Web Partners. On the other hand, the Company signs contracts with advertisers, through which the Company promotes its advertising services to the advertisers as a technology enhanced comprehensive solution. The Company helps the advertisers to optimize the delivery strategy, including choosing the delivery channel and the advertising spaces, selecting the key words, etc., so that the advertisers are then able to achieve a most efficient way to spend their money.

The Company has assessed the ASC 606 (ASC 606-10-55-39) and concluded that it is the principal in the advertising service arrangement involving third-party Web Partner.

Indicators under ASC 606-10-55-39	Analysis	Gross/Net
a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

The Company uses the same contract terms to cover advertisements delivered through the Company’s own websites and Web Partners’ website. The Company is responsible for fulfilment of the advertising services ordered by the advertiser as the service contract only involves the Company and the advertiser, and the Company is the only party legally responsible for delivery of the service. The advertisers are aware that their advertisement may be delivered through the Company’s Web Partners’ pages, but they don’t know in advance nor do they control which Web Partner or to what extent Web Partners’ pages will be used. The Company is providing customer support, resolving customer complaints. Advertisers view the Company as primary responsible party for fulfilling the contracts

Furthermore, from advertisers’ perspective, they are purchasing a technology enhanced advertising solution from the Company. The Company’s proprietary algorithms help advertisers to determine the advertising inventory to bid for and the amount to bid to best meet the advertiser’s campaign goals. In this sense, the Company is selling a different nature of services to the advertisers than what the Web Partners provide to the Company.

Therefore, the Company is considered the primary obligor of the advertising services being provided to advertisers.

Gross

b.  The entity has inventory risk before the specified good or service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right of return).

	The Company has an exclusive agreement over certain advertisement spaces of Web Partners, and given the real-time nature of the adverting services, if the Company does not sell the spaces as expected, both the Company and the Web Partner would suffer a loss. As a result, the Company has a minimum purchase commitment to Web Partners, to make sure they earn as much as expected. Therefore, the Company has in substance certain level of inventory risk from the Web Partner through the exclusive cooperation.	Gross

c. The entity has discretion in establishing the prices for the specified goods or service.	The prices for all advertising spaces offered by the Company are established through the Company’s pricing system, and Web Partner has no control over it at all. The Company has full discretion in establishing the bidding rules which further decide the prices for the advertising services provided to advertisers.	Gross

August 20, 2019

The Company has added disclosures to supplement the revenue recognition regarding advertising service arrangement involving third-party Web Partner on F-22 as follows: “The Group’s online marketing services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ internet properties, including web content, software, and mobile applications. The Group is the primary obligor to its advertisers as it is primarily responsible to the customers, bears inventory risk and has the discretion in establishing pricing. Payments made to operators of third-party internet properties are included in the traffic acquisition costs.”

Note 20. Unaudited Pro Forma Loss per Share, page F-43

32.

Please clarify the wording of the first paragraph of this footnote as it currently states pro forma net income (loss) per share is not presented while you also present this information in the same footnote.

The Company confirmed to the Staff that pro forma net loss per share is presented, and the Company has revised the disclosures on F-43 to clarify as follows: “Pro forma net loss per share is presented to reflect the effect of the conversion of the preferred shares using a conversion ratio of 1:1.”

August 20, 2019

General

33.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that neither the Company nor any of its authorized representatives has presented to any potential investors any written materials. The Company confirms that it will provide the Staff with copies of such written materials if it engages in any communication with the investors in reliance on Section 5(d) of the Securities Act. However, the Company is supplementally providing to the Staff copies of the presentation materials that were displayed visually during certain “testing-the-waters” meetings but were not distributed as written communications as defined in Rule 405 under the Securities Act to participants.

34.

We note references throughout the prospectus to a report commissioned by you and prepared by Frost & Sullivan. Please provide us with copies of this report with cross-references from the underlying factual support to the relevant statements in the prospectus.

In response to the Staff’s comment, the Company has enclosed, as Annex A to this letter, relevant portions of the third-party market data sources cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement.

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August 20, 2019

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Feng Zhou, Chief Executive Officer

Mr. Peng Su, Vice President

Youdao, Inc.

Ms. Z. Julie Gao, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Vincent Cheuk, Partner

Ms. Aileen Mo, Partner

PricewaterhouseCoopers Zhong Tian LLP